Exhibit (a)(11)

CONTACT

Richard D. Katz, M.D.

EVP, Finance and Corporate Development;

Chief Financial Officer

Icagen, Inc.

(919) 941-5206

rkatz@icagen.com

ICAGEN REITERATES ITS RECOMMENDATION THAT STOCKHOLDERS

ACCEPT PFIZER’S OFFER OF $6 PER SHARE

RESEARCH TRIANGLE PARK, N.C., August 16, 2011. Icagen, Inc. (Nasdaq:ICGN) announced today that it has mailed the following letter to stockholders reiterating its recommendation that Icagen stockholders accept the $6 per share tender offer by Pfizer Inc. (NYSE: PFE):

August 16, 2011

Dear Icagen Stockholder:

You should have recently received tender offer materials from Pfizer Inc. pursuant to an Agreement and Plan of Merger, between Icagen, Inc. and Pfizer.

•	Pfizer is offering to pay you $6 cash for each share of Icagen common stock you own.

•

The Icagen Board of Directors has unanimously determined that the tender offer is fair to and in the best interests of Icagen and its stockholders after undertaking an extensive process along with J.P. Morgan Securities LLC, our financial advisors, to pursue alternative business development and strategic alternatives.

•	Your board carefully evaluated the risks associated with Icagen remaining independent as a company with early stage clinical programs, particularly in today’s difficult economic environment.

•

J.P. Morgan Securities LLC provided its opinion to your board that, subject to the factors and assumptions set forth in the opinion, the offer price was fair, from a financial point of view, to Icagen stockholders.

•	Accordingly, the Icagen Board of Directors unanimously recommends that Icagen stockholders accept the offer and tender their shares.

The tender offer is conditioned upon, among other things, at least a majority of Icagen’s outstanding shares on a fully-diluted basis being tendered. In order to ensure that this condition is met and for you to receive your cash from the tender offer, it is important that you tender your shares regardless of the number of shares you own. Your attention to this tender offer is important as there is no assurance that Pfizer will engage in a future transaction to acquire your shares if this minimum condition is not met.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of August 31, 2011, unless extended.

WE URGE YOU TO ACCEPT THIS TENDER OFFER AS SOON AS POSSIBLE.

If you have any questions regarding the tender offer or need help in tendering your shares, please call either Morrow & Co., LLC at (800) 276-3011, or MacKenzie Partners, Inc. at (800) 322-2885.

On behalf of the directors and management of Icagen, thank you for the support you have given Icagen over the years.

Sincerely,

/s/ P. Kay Wagoner, Ph.D.

P. Kay Wagoner, Ph.D.

President and Chief Executive Officer

*** If you have already tendered your Icagen shares, thank you for your support.***

About Icagen

Icagen, Inc. is a biopharmaceutical company based in Research Triangle Park, North Carolina, focused on the discovery, development and commercialization of novel orally-administered small molecule drugs that modulate ion channel targets. Utilizing its proprietary know-how and integrated scientific and drug development capabilities, Icagen has identified multiple drug candidates that modulate ion channels. The Company is conducting research and development activities in a number of disease areas, including epilepsy, pain and inflammation. The Company has two clinical stage programs in epilepsy and pain. To learn more about Icagen, please visit our website at www.icagen.com.

Important Information about the Tender Offer

The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation and recommendation statement filed with the Securities and Exchange Commission (“SEC”). The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before making any decision to tender securities in the tender offer. Those materials have been made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) are made available at no charge on the SEC’s website at www.sec.gov.

Forward Looking Statements

This press release may contain forward-looking statements that involve a number of risks and uncertainties. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements. Important factors that could cause actual results to differ materially from the expectations described in these forward-looking statements are set forth under the caption “Risk Factors” in Icagen’s most recent Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2011. These risk factors include risks as to uncertainties as to the timing of the transaction; uncertainties as to how many of Icagen’s shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction and the fact that the announcement of the transaction may make it more difficult to maintain relationships with employees, and other business partners; the risk of shareholder litigation in connection with the transaction and the related significant costs of defense, indemnification and liability; Icagen’s history of net losses and how long Icagen will be able to operate on its existing capital resources; Icagen’s ability to raise additional funding; general economic and financial market conditions; Icagen’s ability to maintain compliance with Nasdaq’s continued listing requirements; whether Icagen’s product candidates will advance in the clinical trials process; the timing of such clinical trials; whether the results obtained in preliminary studies will be indicative of results obtained in clinical trials; whether the clinical trial results will warrant continued product development; whether and when, if at all, Icagen’s product candidates, including ICA-105665 and Icagen’s other lead compounds for epilepsy and pain, will receive approval from the U.S. Food and Drug Administration or equivalent regulatory agencies, and for which indications, and if such product candidates receive approval, whether such products will be successfully marketed; and Icagen’s dependence on third parties, including manufacturers, suppliers and collaborators. We disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.